03011698

RECD S.E.C.

MAR 19 2003

503

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 40742

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carret Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street 19th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Coe Kerr III, President (212) 593-9796
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/ Now Known as Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Coe Kerr III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carret Securities LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

IRENE TARNOWSKI
Notary Public, State of New York
No. 01TA5029025
Qualifed in Nassau County
Certificate Filed In New York County
Commission Expires June 13, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret & Company LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Carret Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Carret Securities LLC (a wholly owned subsidiary of Carret & Company LLC) as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carret Securities LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 14, 2003

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret & Company LLC)

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash	$ 529
Due from clearing broker	219,616
Deposit with clearing broker	100,000
Commissions receivable	26,403
Due from Parent	48,805
	$ 395,353
MEMBER'S CAPITAL	$ 395,353

See notes to statement of financial condition

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret & Company LLC)

Notes to Statement of Financial Condition
December 31, 2002

NOTE A - ORGANIZATION AND BUSINESS

Carret Securities LLC (the "Company") was organized as a Delaware limited liability company in September 2000. The sole member and parent is Carret and Company LLC (the "Parent" or "Member").

Except as otherwise expressly provided in the Delaware Act, the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Agreement.

The Company is a registered broker/dealer and a member of the National Association of Securities Dealers, Inc. The Company operates as an introducing broker and clears all securities transactions on a fully disclosed basis pursuant to a clearing agreement. The correspondent broker is a member of the New York Stock Exchange. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Income taxes

As a wholly owned limited liability company, the Company is not subject to federal, state, and local taxes. All items of income, expenses, gains and losses are reportable by the sole member for tax purposes.

[2] Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - DEPOSIT WITH CLEARING BROKER

The Company owns a short-term United States Government Treasury bill. The Treasury bill is stated at fair value and is held by the Company's clearing broker to satisfy its required deposit under the clearing agreement.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $326,742 which was $276,742 in excess of its required net capital. The Company had no aggregate indebtedness.

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret & Company LLC)

Notes to Statement of Financial Condition
December 31, 2002

NOTE E - RELATED PARTY TRANSACTIONS

At December 31, 2002, the Parent owed the Company $48,805 based on a net overpayment attributable to revisions of estimated expenses allocated during the year.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK/CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company's clearing broker is highly capitalized and a member of major securities exchanges.

The Company keeps cash with a major bank. Account balances may exceed the FDIC insurance limit.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Parent established a plan whereby employees of the Parent as well as employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers all employees at least 21 years of age with no minimum service requirement. Qualified employees may elect to contribute to the plan pursuant to a salary reduction agreement. Matching contributions are made to the plan at the discretion of the Parent Company's management.

The Company has a five year employment agreement through January 30, 2005 with a key employee. Pursuant to the agreement, the employee is entitled to receive compensation based on 45% of gross commissions collected from the accounts which the employee represents.